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                                                                    EXHIBIT 20.1



Company Contacts:
Mark Johnson - Chairman, President and Chief Executive Officer
Larry McAfee - Executive Vice President and Chief Financial Officer

Investor Relations:
Doug Poretz
(703)506-1778


                          AIR-CURE TECHNOLOGIES, INC.
                         AND OHMSTEDE, INC. ENTER INTO
                               PURCHASE AGREEMENT


HOUSTON, TEXAS, September 20, 1996 - Air-Cure Technologies, Inc. (NASDAQ:
ATSS), announced today that the Company has entered into a definitive agreement for the previously announced acquisition of Ohmstede, Inc.

The purchase price for the transaction is approximately $50 million which is to be financed by a combination of a private placement and funding from Air-Cure's bank credit facilities. Air-Cure's Chief Financial Officer Larry McAfee stated "The acquisition is expected to close in October and should immediately contribute to earnings."

Ohmstede is the largest manufacturer of shell and tube heat exchangers in the United States. In addition to selling new equipment, a large percentage of Ohmstede's business involves the repair and refurbishment of existing units. With five plants situated along the Gulf Coast, Ohmstede services many of the leading petrochemical and refining companies in the United States.

Air-Cure Technologies, Inc. is a rapidly growing integrated supplier of manufactured equipment and engineered systems used in the processing, treatment and movement of gases and liquids. Through facilities located in North America, Europe and the Far East, the Company operates internationally providing products and services to a broad base of industrial customers.

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